October 3, 2013	Renee E. Laws (617) 235-4975 renee.laws@ropesgray.com

VIA EDGAR

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers Trust II (Registration Nos. 033-43089 and 811-06431)

Dear Mr. Eskildsen:

I am writing on behalf of Managers Trust II (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the December 31, 2012 annual report to shareholders filed under the Investment Company Act of 1940, as amended, on Form N-CSR on March 11, 2013 for Managers AMG Chicago Equity Partners Balanced Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

1. Comment: Under “Portfolio Manager’s Comments — Cumulative Total Return Performance,” please consider revising the chart and average annual total returns table to show the returns of the Russell 1000 Index and the Barclays U.S. Aggregate Bond Index, in addition to the composite index (60% Russell 1000 Index/40% Barclays U.S. Aggregate Bond Index), consistent with the average annual total returns table in the Fund’s prospectus included in Post-Effective Amendment No. 55 under the Securities Act of 1933, as amended, to the Trust’s Registration Statement on Form N-1A filed on April 30, 2013.

Response: The Trust undertakes to compare the Fund’s performance to the Russell 1000 Index and the Barclays U.S. Aggregate Bond Index, in addition to the composite index, in the next annual report to shareholders, consistent with the Fund’s prospectus.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc :	Michael Ponder, Esq., Managers Investment Group LLC
Gregory C. Davis, Esq.
Rajib Chanda, Esq.